NEWS RELEASE
TSX Venture Exchange Symbol: SNV	July 6, 2006

SONIC ESTABLISHES OIL SANDS SUBSIDIARY

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced the establishment of a wholly-owned subsidiary company, Oil Sands Sonoprocess™ Solutions Inc. which will focus on the application and development of the Company’s core sonic generator technology in the oil sands industry.

Adam Sumel, President and CEO of Sonic, commented, “Creating this wholly-owned subsidiary gives Sonic greater flexibility in terms of separating its business units whilst providing clarity to the end users between continuing technology development and our environmental operations in soil remediation. Sonic’s Executive Vice President, Dr. James Hill, will spearhead this new division, which will build its own focused core team as required. The scale of this industry requires participation from industry players. Any potential agreements in the oil sands arena will be constructed within this new subsidiary. This separation of business units maintains a focused approach to our current primary operations in the remediation services sector. It provides continued clarity to future remediation clients while providing a focused approach to the oil sands vertical and its potential end users and partners.”

The new subsidiary holds an exclusive licence for the use of Sonic’s core sonic generator technology in the Canadian oil sands industry only. Sonic has undertaken a limited development program on possible Sonoprocess™ applications in the oil sands industry and is working with a well respected Research & Development establishment in Alberta. This program has examined the potential for Sonoprocess™ solutions to various issues facing the oil sands industry and has involved some preliminary work on bitumen recovery from waste streams. Sonic is working with potential industry partners to further define development priorities with a view to piloting a new Sonoprocess™ application.

Dr. James Hill, Executive Vice President of Sonic, commented, “We have now built a solid foundation for our core technology in the environmental industry and this has garnered respect for our technology’s potential in other high-value process industries. The application of our sonic generator technology in the oil sands industry shows considerable early promise in a number of Sonoprocess™ solutions. These potential solutions include enhanced recovery and processing. Development and implementation with industry partners will ensure that the development risks are appropriately managed.”

About Sonic Environmental Solutions Inc.
Sonic develops proprietary SonoprocessTM applications using the enhancement of sonic energygenerated by its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For Further Information, please contact:
Adam Sumel, President & CEO
Tel: 604-736-2552 or Email: info@sesi.ca.

www.SonicEnvironmental.com